Filed Pursuant to Rule 424(b)(5)
                                                Registration #333-02863

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 25, 1996)
March 14, 1997

                               23,500,000 Shares
                     Health and Retirement Properties Trust
                      Common Shares of Beneficial Interest
                           -------------------------

  Health and Retirement Properties Trust (the "Company" or "HRP") is a real estate investment trust (a "REIT") which invests primarily in healthcare related real estate. In February 1997 the Company announced that it had entered an agreement to acquire 30 office buildings which are leased to various agencies of the United States Government. The Company's common shares of beneficial interest (the "Shares") offered hereby are being issued and sold by the Company. The Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "HRP." On March 13, 1997 the last reported sale price for the Shares on the NYSE was $18 7/8 per Share.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Price           Underwriting         Proceeds
                         to the          Discounts and          to the
                         Public          Commissions (1)      Company (2)
                      ---------------   ------------------   --------------
Per Share    ......      $18.875             $0.96             $17.915
Total  (3)   ......    $443,562,500       $22,560,000         $421,002,500


(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $850,000.

(3) The Company has granted the underwriters a 30-day option to purchase up to an aggregate of 3,525,000 additional Shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $510,096,875, $25,944,000 and $484,152,875, respectively. See "Underwriting."


                           -------------------------

  The Shares offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel to the Underwriters and certain other conditions. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Shares will be made against payment therefor in New York, New York on or about March 19, 1997.

Donaldson, Lufkin & Jenrette
       Securities Corporation

    Dean Witter Reynolds Inc.

        A.G. Edwards & Sons, Inc.

           Merrill Lynch & Co.

               NatWest Securities Limited

                   PaineWebber Incorporated

                      Prudential Securities Incorporated

                          Salomon Brothers Inc

                              Smith Barney Inc.

The inside front cover contains color pictures of five Government Office Properties captioned as follows:

Internal Revenue Service
Oxon Hill, MD
122,042 Square Feet, Built 1992

U.S. Department of Agriculture
College Park, MD
324,415 Square Feet, Built 1994

National Institute of Standards and Technology
Gaithersburg, MD
137,087 Square Feet, Built 1995

U.S. Department of Energy
Germantown, MD
80,629 Square Feet, Built 1995

U.S. Defense Information Systems Agency
Falls Church, VA
160,870 Square Feet, Renovated 1993









     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus dated June 25, 1996 (the "Prospectus"). References in this Prospectus Supplement to the "Company" or "HRP" include consolidated subsidiaries. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that (i) the Underwriters' over-allotment option is not exercised and (ii) the transaction described below in "Recent Developments--Investments--Government Office Properties" has been completed. The offering of the Shares contemplated hereby (the "Offering") is not contingent upon the consummation of that transaction, and there can be no assurance that it will be consummated.

                                  THE COMPANY

     The Company is one of the largest publicly traded REITs and had an equity market capitalization of over $1.25 billion at March 13, 1997. The Company has investments in 175 healthcare related properties located in 28 states which are operated by over 30 separate companies. In February 1997 the Company entered an agreement to acquire 30 office buildings for $447 million which are leased to various agencies of the U.S. Government (the "Government Office Properties"). These leases are general obligations of the U.S. Government. Upon completion of the Government Office Properties acquisition, the Company's investments, at cost, will total approximately $1.7 billion and will be 68% in healthcare related properties, 26% in U.S. Government leased office buildings and 6% in an equity investment in Hospitality Properties Trust ("HPT"), a NYSE-listed REIT founded by the Company which invests in hotels.

                       HRP Portfolio by Type of Property
                             (dollars in millions)


Pie chart showing HRP's portfolio by type, including value in millions and percent of total portfolio by type for each such type as follows:
Long Term Care, $360, 21%;
Retirement/Assisted Living, $439, 26%;
U.S. Government Leased Offices, $447, 26%;
Medical Office/Clinic Buildings, $184, 11%;
Specialty Health Services, $174, 10%;
Equity Investment in HPT, $100, 6%



     During the past ten years, the Company has paid 40 consecutive quarterly dividends and has increased its dividend rate 11 times. The current quarterly dividend rate is $.36 per Share or $1.44 per Share on an annualized basis. The next quarterly dividend for the period ending March 31, 1997 will be declared in March or April 1997. Investors who purchase Shares in this Offering and hold through the record date for the next dividend will receive a full $.36 quarterly dividend for the quarter ended March 31, 1997.

                              HRP Dividend Growth


Vertical Bar Chart showing HRP
Dividends as follows: 1987 - $1.06;
1988 - $1.12; 1989 - $1.14; 1990 - $1.17;
1991 - $1.23; 1992 - $1.26; 1993 - $1.30;
1994 - $1.33; 1995 - $1.38; 1996 - $1.42
Quarter ended December 31, 1996 Annualized - $1.44.

     The Company's ability to pay and increase its dividends depends upon the Company's receipt of rents from its tenants. The Company believes that it has one of the financially strongest groupings of tenants among all REITs. Approximately half, at cost, of the Company's properties are leased to investment grade rated tenants, including the U.S. Government, Marriott International, Inc. ("Marriott") and several large not-for-profit healthcare providers. Due in part to the financial stability of its tenants, the Company's unsecured senior debt is rated investment grade by Standard & Poor's Ratings Services, Moody's Investors Services, Inc. and Fitch Investors Service, L.P.

                                  HRP Tenants

                             (dollars in millions)

Pie chart showing HRP's tenants (individually or by type), including value in millions and the percent of total properties for each such tenant as follows:

Marriott International, $326, 19%;
U.S. Government,* $462, 27%;
Investment Grade Not-for-Profits, $68, 4%;
Hospitality Properties Trust, $100, 6%;
Private companies, $252, 15%;

Other Public Companies:
Horizon/CMS, GranCare, Community Care of America, Sun Healthcare, Alliance Pharmaceutical, Multicare Companies, Neurocrine Biosciences, Behring Diagnostics,** Corvas International, Lab Corp of America, Canji,** ARV Assisted Living, Unilab, Integrated Health Services, and Vencor, $496, 29%.

------------
* Includes the Government Office Properties plus one VA Clinic owned by the Company.

** Behring Diagnostics, Inc. is a subsidiary of Hoechst AG; Canji, Inc. is a subsidiary of Schering-Plough Corporation.

     Since the Company's initial public offering in December 1986, an investment in the Shares has provided shareholders an average total return, assuming reinvestment of dividends when paid and including share price appreciation, of approximately 19.0% per annum. The following table shows how $100 invested in Shares at December 31, 1986 would have grown to $584 as of February 28, 1997, as compared with the return an investor would have realized from a $100 investment in the equity securities represented by the Standard & Poor's 500 Index or the National Association of Real Estate Investment Trusts ("NAREIT") Index.

                                             Value at February 28, 1997
                         Average Annual        of a $100 Investment
                             Return            on December 31, 1986
                         -----------------   ----------------------------
 HRP   ...............           19.0%                   $584
 S&P Index   .........           15.8%                   $444
 NAREIT Index   ......            8.9%                   $239


                                      THE OFFERING
Shares to be offered by the Company  ...............    23,500,000
Shares to be outstanding after the Offering   ......    94,540,961
Use of Proceeds    .................................    Partially to fund the purchase
                                                        of the Government Office
                                                        Properties, to repay debt and
                                                        for general business purposes.
                                                        See "Use of Proceeds".
NYSE symbol  .......................................    HRP

        SUMMARY HISTORICAL AND ADJUSTED PRO FORMA FINANCIAL INFORMATION

     The following table sets forth certain financial information with respect to the Company which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference or in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement and should be read in conjunction with those financial statements and the accompanying footnotes.

                                                                                                              Adjusted
                                                          Year Ended December 31,                           Pro Forma(1)
                                --------------------------------------------------------------------------- --------------
                                   1992          1993            1994            1995            1996           1996
                                ----------- --------------- --------------- --------------- --------------- --------------
                                                         (in thousands, except per share amounts)
Operating Data:
 Rental income                    $43,029       $  46,069       $  63,856       $  90,246       $  98,039     $ 178,407
 Interest income                    5,706          10,416          22,827          23,076          22,144        22,528
  Total revenues                   48,735          56,485          86,683         113,322         120,183       200,935
 Net income                        27,243          33,417(2)       49,919(3)       64,236(4)       73,254(5)    112,090
 Dividends(6)                      33,079          44,869          76,317          83,954          94,299            --
Per Share:
 Net income                          1.02             .97(2)          .95(3)         1.08(4)         1.11(5)       1.19
 Dividends(6)                        1.26            1.30            1.33            1.38            1.42            --
 Average Shares outstanding        26,760          34,407          52,738          59,227          66,255        94,540
Other Data:(7)
 Funds From Operations            $35,365       $  46,566       $  71,851       $  84,638       $  99,106     $ 151,372
 FFO per share                       1.32            1.35            1.36            1.43            1.50          1.60
 FFO per share, fully diluted        1.32            1.35            1.36            1.43            1.49          1.57
Balance Sheet Data:
 Real estate properties, net     $310,882       $ 349,842       $ 633,513       $ 722,356       $ 928,818    $1,375,174
 Real estate mortgages, net        47,173         157,281         133,477         141,307         150,205       150,205
 Total assets                     374,468         527,662         840,206         999,677       1,229,522     1,686,000
 Total borrowings                 138,500          73,000         216,513         269,759         492,175       433,058
 Total shareholders' equity       228,301         441,135         602,039         685,592         708,048     1,210,724

----------
(1) Adjusted pro forma data is presented at or for the year ended December 31, 1996, giving effect to the transactions described in "Recent Developments" and to this Offering, and includes adjustments for certain Government Office Properties under development, all as further described in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement.

(2) Includes, as an extraordinary charge, the write-off of $4.3 million in deferred finance charges ($.13 per share) resulting from prepayment of debt.


(3) Includes a gain on sale of property of $4.0 million ($.08 per share), a provision for loss on sale of properties of $10.0 million ($.19 per share) and, as an extraordinary charge, the write-off of deferred finance charges of $2.0 million ($.04 per share) resulting from the prepayment of debt.

(4) Includes a gain on sale of property of $2.5 million ($.04 per share).

(5) Includes, as an extraordinary charge, the write-off of $3.9 million of deferred finance charges ($.05 per share) resulting from the prepayment of debt.

(6) Amounts represent dividends declared with respect to the periods shown.

(7) The Company's "Funds From Operations" represents net income (computed in accordance with GAAP), before gain or loss on sale of properties and extraordinary items, depreciation and other non-cash items and includes HRP's pro rata share of HPT's Funds From Operations. Management considers Funds From Operations to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs. Funds From Operations does not represent cash flow from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.

                              RECENT DEVELOPMENTS

     From January 1, 1996 through the date hereof, the Company engaged in the following significant activities:

Investments

     Government Office Properties. In February 1997 the Company entered into an agreement to acquire 30 office buildings containing approximately 3.4 million square feet, substantially all of which is leased to various agencies of the United States Government. The Company's purchase price for these properties will be approximately $447 million, payable as follows: approximately 4.2 million Shares (which would have an aggregate value of approximately $83 million based on a per Share price of $19 7/8), approximately $47 million by the Company's assuming mortgages secured by four properties, and approximately $317 million in cash applied to repay certain debt and other obligations of the seller assumed by the Company. The average remaining lease term for the Government Office Properties is eight years. Most of these leases include tenant renewal options for extended periods. The current rents payable to the Company under these leases are approximately $61 million per year and most of the rental rates are subject to annual adjustments based upon increasing operating expenses as measured by Consumer Price Index increases. Generally, the leases are so called "modified gross leases" under which the Company will be required to provide certain property management services. The net operating income which the Company will receive from these leases, before depreciation, amortization and interest costs, and before management and home office costs, will depend upon the efficiency with which the Company is able to provide these services, but the Company estimates that such net operating income will be approximately $45 million per annum. Five of the 30 Government Office Properties are currently under contract for acquisition and/or development and will not produce rental income until their acquisition or development is completed. The seller of the Government Office Properties ("Seller") has the option to sell one property in return for a $5.7 million reduction in the purchase price. This transaction is expected to close, at least with regard to 24 Government Office Properties with a value of approximately $387 million (based on the $19 7/8 price per Share), on or about March 31, 1997. In addition, the Company will have the option to pursue the acquisition of several additional office properties leased to various Government agencies where negotiations were commenced by the Seller. There can be no assurance that the acquisition of the Government Office Properties will be completed, that the net operating income set forth herein will be achieved or that the Company will acquire any additional Government Office Properties.


     Medical Office Buildings. Since January 1, 1996 the Company has purchased 11 medical office and pharmaceutical laboratory buildings. These 11 buildings contain approximately 601,248 rentable square feet and were purchased for total consideration of $96.1 million. Seven of these buildings are located in the area of San Diego, CA and are leased to several different medical and pharmaceutical companies, including Laboratory Corporation of America, Inc., Alliance Pharmaceutical Corp., Signal Pharmaceutical, Inc., Neurocrine Bioscience, Inc., Canji, Inc. and Corvas International, Inc. Two buildings are located in a suburb of Boston, MA and are leased to Behring Diagnostics, Inc., a subsidiary of the German pharmaceutical company Hoechst AG. Two buildings are multi-tenant medical office buildings located in Washington, DC and Fairfax, VA, a Washington suburb; these two buildings are leased to approximately 75 different tenants, primarily medical practice groups and clinics.


     Prime Group Retirement Communities. On December 27, 1996 the Company purchased three retirement housing communities for $87.5 million. These communities contain 629 living units and are located in Chicago, IL (341 units), Rochester, NY (103 units) and East Mesa, AZ (185 units). All of these projects were built since 1984 and are generally considered high end communities, with monthly occupancy charges ranging up to $4,000 per unit. These communities are leased to an affiliate of The Prime Group, Inc. of Chicago, IL. The initial lease term is for 23 years and the tenant has renewal options totaling an additional 50 years. The rent is comprised of minimum base rents and percentage rents which increase as gross revenues increase at the properties. The rent is unconditionally guaranteed by The Prime Group, Inc. and various of its affiliates until the tenant entity raises equity capital of at least $35 million. At December 31, 1996 the occupancy at these communities was approximately 100% and all of the revenues from these properties were derived from sources other than Medicare and Medicaid.


     Additional Nursing Homes. On May 15, 1996 the Company purchased 5 nursing homes (531 beds) for $15.9 million. All of these nursing homes were leased to Community Care of America, Inc. ("CCA") for an initial term ending in 2010 plus renewal options. During 1996 the Company also advanced $10 million to CCA under a secured credit facility established in 1993. All obligations of CCA under this lease and secured credit facility are cross-collateralized, cross-guaranteed and subject to all-or-none renewal and extension options together with CCA's existing obligations to the Company affecting a total of 54 nursing homes (3,944 beds).


     Health Insurance Plan of Greater New York. In February and June, 1996 the Company purchased two health clinics for $19.9 million. These clinics are leased to and operated by Health Insurance Plan of Greater New York, a not-for-profit health maintenance organization which reported annual revenues of approximately $1.8 billion and net worth of $156 million at December 31, 1995. One of these properties is located in Brooklyn, NY and contains 71,500 square feet of medical office and clinic space. The second property is located in White Plains, NY and contains 50,000 square feet of medical office and clinic space plus a structured parking garage.


     ARV Assisted Living, Inc. In February 1996 the Company made a $5.0 million mortgage loan to ARV Assisted Living, Inc. ("ARV"). This loan is secured by a 248 unit independent living and assisted living property located in Jacksonville, FL. ARV completed its initial public offering of common stock in 1995, and has been rapidly expanding its assisted living business since that time. Substantially all of the revenues at this facility are derived from sources other than Medicare and Medicaid.


     Property Improvements. In the ordinary course of business the Company regularly provides funding for improvements to its owned properties. Some of these improvements are purchased directly by the Company and some are purchased by tenants and reimbursed by the Company. Generally, as such funding is advanced the rents payable to the Company are correspondingly adjusted upward to reflect a yield on the Company's investment at rates negotiated between the Company and its tenants. From January 1, 1996 through March 13, 1997 the Company provided approximately $14.4 million of improvement funding.


     Mortgage Repayments. In the ordinary course of business the Company receives regular payments and occasional prepayments of principal which reduce the outstanding balances of its owned mortgages. From January 1, 1996 through March 13, 1997 these repayments and prepayments totaled approximately $14.5 million.

Financing

     Convertible Debentures. In October 1996 the Company sold three tranches of convertible subordinated debentures totaling $240 million. One tranche of $130 million was sold to investors outside of the United States, bears interest at 7.5% per annum and matures on September 30, 2003. A second tranche of $70 million has identical terms to the first tranche but was sold to investors located in the United States. A third tranche of $40 million was sold as a registered placement to a single institutional investor, bears interest at 7.25% per annum and matures on October 1, 2001. All of these debentures are convertible into Shares at the rate of $18 per Share and all of these debentures are callable at par by the Company at any time on or after October 1, 1999. Through March 13, 1997 $28.3 million of these debentures have been converted into 1.6 million Shares. The proceeds of these debentures were used by the Company principally to refinance previously outstanding debt.


     Bank Credit Facility. The Company maintains a $250 million unsecured revolving credit facility with a syndicate of banks (the "Bank Credit Facility"). The Bank Credit Facility is used for interim acquisition funding until equity or long term debt is raised, and for working capital and general business purposes. At January 1, 1996 the Bank Credit Facility was scheduled to mature in 1998 and drawings bore interest at LIBOR plus 125 basis points. During March 1996 the Bank Credit Facility was amended to extend the maturity until 2000 and to lower the spread for LIBOR-based borrowings to 87.5 basis points. Aggregate borrowings under the Bank Credit Facility at March 13, 1997 were $140 million. Some of the proceeds of this Offering will be used to repay indebtedness outstanding under the Bank Credit Facility. The Company is in the process of negotiating amendments to the Bank Credit Facility to permit the Company to consummate the purchase of the Government Office Properties and to extend the maturity until 2001.


     Secured Indebtedness. At January 1, 1996 the Company's only outstanding secured indebtedness was a $17.6 million mortgage on one retirement living center in Arlington Heights, IL. This mortgage was in effect at the time the Company acquired this property. In April 1996 the Company retired this debt and the mortgage was released. Today, none of the assets of the Company or its subsidiaries are encumbered by secured indebtedness. However, as part of the purchase price for the Government Office Properties, the Company will assume mortgages on four properties totalling approximately $46.6 million.

Other Developments

     Horizon/CMS Healthcare Corporation. The Company has invested approximately $174 million, at cost, in healthcare properties operated by Horizon/CMS Healthcare Corporation ("HHC"). During 1996 HHC encountered several operating and legal difficulties. On December 31, 1996 HHC announced that it had entered an agreement to pay a total of $5.8 million to settle allegations of Medicare and Medicaid billing improprieties, some of which allegedly arose from HHC services at properties owned by the Company. On February 13, 1997 HHC announced that it had reached an agreement to settle shareholder litigation regarding alleged inadequate disclosure of material information for payment of between $17 and $20 million. Certain other legal issues, including a Securities and Exchange Commission investigation of alleged insider trading by certain HHC officers and directors remain unresolved at this time. During 1995 HHC announced that it intended to discontinue operations at several facilities, including eight owned by the Company. Since that time the Company has had occasional discussions with HHC and with other parties concerning the possibility that such other parties might assume HHC's obligations to the Company with respect to some or all of these eight properties. HHC is currently obligated for the lease of three of these properties through 1998 and for the other five properties through 2006. Through March 13, 1997 no agreements for a substitute tenant/obligor for any of these properties have been concluded. On February 18, 1997 HHC announced that it had entered an agreement to be acquired by HealthSouth Corp. in a stock-for-stock merger. The details of this merger transaction are not fully known to the Company, but the Company believes that its consent will be required for HealthSouth to assume the lease, management or mortgage obligations of HHC to the Company. According to HHC's Quarterly Report on Form 10-Q for the period ending November 30, 1996, HHC had a net worth of $649 million and earnings after rent and interest but before depreciation, amortization, special charges, minority interests, income taxes and extraordinary items for the 12 months then ended of $158 million. According to HealthSouth's Quarterly Report on Form 10-Q for the period ending September 30, 1996, HealthSouth had a net worth of $1.4 billion and earnings after rent and interest but before depreciation, amortization, special charges, minority interests, income taxes and extraordinary items for the 12 months then ended of $457 million. The Company believes that HHC, and any successor to HHC if the merger is consummated, will continue to meet its financial obligations to the Company.


     Community Care of America, Inc. The Company has invested $111 million, at cost, in nursing homes and other properties operated by CCA. During 1996 CCA suffered a series of financial setbacks principally related to certain failed, attempted acquisitions. In September 1996 the Company announced that it would defer rent and interest payments due from CCA on or about September 1 and October 1, 1996 until November and that the Company had agreed temporarily to waive a violation of CCA's working capital covenants to the Company. The deferred amounts due from CCA were paid as scheduled in November 1996. In December 1996 CCA refinanced its working capital credit facilities and by December 31, 1996 CCA was in compliance with its working capital covenants to the Company. In February 1997 CCA again requested that the Company consider a deferral of monthly payments due to the Company as a result of a delay in certain third party payments. The Company recently agreed to defer two monthly payments until May 1, 1997. The Company currently holds a cash security deposit of over $6 million to secure CCA's obligations and based upon information provided to the Company, the Company believes that its owned and mortgaged properties operated by CCA produced operating cash flow of approximately 1.5 times the rents and mortgage payments due to the Company for the twelve months ended September 30, 1996.


     GranCare, Inc. The Company has invested $98 million, at cost, in properties leased to or mortgaged by GranCare, Inc. ("GC"). In February 1997 GC spun off to its shareholders all of its nursing home operations and merged its pharmacy operations with Vitalink, Inc., another public company. Under the terms of the GC/Vitalink agreement the GC nursing home operations became a new public company ("New GC"), and certain subsidiaries of New GC remained tenants of and mortgagors to the Company. The Company consented to this transaction on certain terms and conditions, including: (i) all of the leases and mortgages between the Company and the New GC's subsidiaries being cross defaulted, cross collateralized, cross secured and unconditionally guaranteed by New GC; (ii) Vitalink, Inc. providing a $15 million unconditional guarantee of obligations due the Company; and (iii) GC's paying an amendment fee to the Company.


     Other Transactions. In the ordinary course of business, the Company regularly evaluates investment opportunities and enters into contracts to purchase and lease or mortgage finance real estate. Similarly, the Company is regularly engaged in discussions concerning lease and loan extensions and other modifications of the terms of existing leases and mortgages.

                    DISTRIBUTIONS AND PRICE RANGE OF SHARES

     The Company has paid 40 consecutive quarterly dividends since its initial public offering in December 1986. The Company's current dividend rate is $.36/Share per quarter, or $1.44/Share per year. The next quarterly dividend for the period ending March 31, 1997 is expected to be declared in late March or April 1997, and it will be paid to shareholders of record at that time. Purchasers of Shares in this Offering who hold their Shares through the record date for the next dividend will receive a full $.36 per Share dividend for the quarter ended March 31, 1997.


     The Company intends to continue to declare and pay future dividends in cash on a quarterly basis, but may, from time to time, declare and pay special dividends. Payment of dividends by the Company is subject to continued compliance with certain restrictions contained in the Company's loan agreements. In the past, the Company's dividends have been based upon Funds From Operations, which has exceeded earnings. Cash available for distribution may not necessarily equal Funds From Operations as the cash flow of the Company is affected by other factors not included in the Funds From Operations calculation. Management expects that the Company will continue to pay dividends based upon Funds From Operations and that such dividends may exceed earnings. Accordingly, the Company expects a portion of the Company's dividends on Shares to be considered a return of capital which may not be subject to income tax until the shares are sold. There can be no assurance that the Company will be able to increase its quarterly dividend or maintain it at the current level. Information about dividends on a quarterly basis is summarized in the following table:

                      HRP Declared Dividends Per Share(1)

                            1987        1988    1989    1990    1991    1992    1993    1994    1995   1996
                        -------------- ------- ------- ------- ------- ------- ------- ------- ------- ------
First Quarter    ......     $   .275(2) $.28    $.28    $.29    $.30    $.31    $.32    $.33    $.34    $.35
Second Quarter   ......         .26      .28     .28     .29     .31     .31     .32     .33     .34     .35
Third Quarter    ......         .27      .28     .29     .29     .31     .32     .33     .33     .35     .36
Fourth Quarter   ......         .28      .28     .29     .30     .31     .32     .33     .34     .35     .36
                            ---------   -----   -----   -----   -----   -----   -----   -----   -----   -----
Total                          1.085    1.12    1.14    1.17    1.23    1.26    1.30    1.33    1.38    1.42

----------

(1) Dividends are generally paid in the quarter following the quarter to which they relate. With respect to dividends paid in 1987 through 1996, $.289, $.065, $.332, $.267, $.104, $.218, $.335, $.081, $.161 and $.350,
    respectively, represent return of capital.


(2) Includes $.025 for the period from December 23, 1986 (commencement of the Company's operations) through December 31, 1986.

     The Shares are listed on the NYSE under the symbol "HRP." The following table sets forth the range of high and low sale prices on the NYSE from the first quarter of 1995 through March 13, 1997 with respect to the periods indicated:

                                                    High        Low
                                                   ---------   --------
1995
 First Quarter    ..............................    $15 1/4     $13 1/4
 Second Quarter   ..............................     15 3/8      14 5/8
 Third Quarter    ..............................     16 3/8      14 7/8
 Fourth Quarter   ..............................     16 7/8      15 1/2
1996
 First Quarter    ..............................     17 3/8          16
 Second Quarter   ..............................     17 7/8      16 3/8
 Third Quarter    ..............................     18 1/8      16 3/8
 Fourth Quarter   ..............................     19 1/4      17 3/4
1997
 First Quarter (through March 13, 1997)   ......     20 5/8      18 5/8

                                CAPITALIZATION

     The following table shows the capitalization of the Company as of December 31, 1996 and on an adjusted pro forma basis to give effect to the completion of this Offering and the Government Office Properties acquisition. See "Unaudited Adjusted Pro Forma Financial Statements."

                                                                             December 31, 1996
                                                                       --------------------------------
                                                                           (dollars in thousands)
                                                                                        Adjusted
                                                                         Actual        Pro Forma(1)
                                                                       ------------   --------------
Bank Credit Facility   .............................................    $ 140,000        $  34,189
Mortgage debt payable  .............................................           --           46,694
Senior notes and bonds payable, net   ..............................      124,385          124,385
7.25% Convertible Subordinated Debentures due 2001   ...............       40,000           40,000
7.5% Convertible Subordinated Debentures due 2003    ...............      187,790          187,790
                                                                        ---------        ---------
  Total indebtedness   .............................................      492,175          433,058
Shareholders' equity:
 Preferred Shares of Beneficial Interest, par value $.01 per share;
  50,000,000 authorized, none issued  ..............................           --               --
 Common Shares of Beneficial Interest, par value $.01 per share;
  100,000,000 and 125,000,000 shares authorized and pro forma;
  66,888,917 and 94,540,961 shares issued and outstanding and
  pro forma   ......................................................          669              945
 Additional paid-in capital  .......................................      795,263        1,297,663
 Cumulative net income    ..........................................      306,298          306,298
 Dividends    ......................................................     (394,182)        (394,182)
                                                                        ---------        ---------
  Total shareholders' equity    ....................................      708,048        1,210,724
                                                                        ---------        ---------
Total capitalization   .............................................   $1,200,223       $1,643,782
                                                                        =========        =========

----------

(1) If the Government Office Properties acquisition is not consummated, the Bank Credit Facility will be zero, mortgage debt payable will be zero, the number of Common Shares of Beneficial Interest outstanding will be 90,388,917, total shareholders' equity will be $1,128,201 and total capitalization will be $1,480,376.

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering are estimated to be approximately $420 million ($483 million if the Underwriters over-allotment option is exercised in full). A portion of the net proceeds from this Offering will be used to repay in full all amounts outstanding under the Company's Bank Credit Facility ($140 million). The remaining net proceeds plus new borrowings under the Bank Credit Facility will be used to fund partially the Government Office Properties acquisition. In the event that the Government Office Properties acquisition is not consummated, net proceeds of this Offering remaining after repayment of the Bank Credit Facility will be used for general business purposes including debt repayment and new acquisitions. Outstanding amounts under the Company's Bank Credit Facility bear interest, at the Company's option, at LIBOR plus 87.5 basis points or prime, and the Bank Credit Facility expires in 2000. At March 13, 1997 the interest rate applicable to the Bank Credit Facility was 6.2813% per annum.

                                  THE COMPANY

     After the Government Office Properties acquisition, the Company will have investments in over 200 properties located in 32 states and the District of Columbia.

                           Location of HRP Properties


A map of the United States showing states where the Company owns properties shaded in gray.

                                                 Total                                                          Total
                               Number of       Investment                                     Number of      Investment
            State              Properties    (in thousands)               State               Properties   (in thousands)
----------------------------- ------------- ----------------- ------------------------------ ------------- ----------------
Alaska  .....................       1            $ 3,935       New Hampshire    ............        1         $   3,689
Arizona    ..................       9             62,364       New Jersey    ...............        1            13,007
California    ...............      26            196,179       New Mexico    ...............        2            10,507
Colorado   ..................      13             60,106       New York   ..................        4            53,292
Connecticut   ...............       9             94,244       North Carolina   ............        9            22,710
District of Columbia   ......       3            125,386       Ohio    .....................        4            17,519
Florida    ..................       7            147,886       Oklahoma   ..................        1            23,678
Georgia    ..................       7             20,373       Pennsylvania  ...............        2            18,341
Illinois   ..................       3            101,453       South Dakota  ...............        3             7,589
Iowa    .....................      13             22,828       Texas   .....................        8            31,978
Kansas  .....................      10             19,321       Vermont    ..................        8            29,767
Louisiana  ..................       1             19,358       Virginia   ..................        5            81,160
Maryland   ..................       5            131,545       Washington    ...............        3            25,647
Massachusetts    ............      10            154,353       West Virginia    ............        1             4,666
Michigan   ..................       2              9,343       Wisconsin  ..................        9            44,063
Missouri   ..................       4             13,313       Wyoming    ..................        5            18,350
Nebraska   ..................      16             16,496                                          ----        ----------
                                                               Total properties    .........      205         1,604,446
                                                               Hospitality
                                                               Properties Trust (83
                                                               hotels in 27 states)   ......                    100,000
                                                                                                              ----------
                                                               Total investments   .........                  $1,704,446
                                                                                                              ==========

Healthcare Properties

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. The Company believes that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Currently proposed federal legislation seeks to limit the amount of growth in government expenditures for Medicare and Medicaid. These limitations, if enacted, may adversely affect the profitability of health care operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These government funding limitations will likely also make it less profitable to construct new health care facilities and thus may increase the value of existing facilities. The Company believes that the net effect of these demographic and legislative changes will be to make it less profitable to provide services and facilities for government funded patients and more profitable to provide services and facilities for non-government supported patients. The Company intends to respond to these changes in three ways: (i) by focusing new investments in properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities, medical office buildings and nursing homes with a high percentage of private pay revenues; (ii) by encouraging and making funding available to the operators of the Company's properties to improve these proprieties in order to attract a greater amount of non-government revenues and (iii) whenever possible, by making new investments in properties leased to well capitalized operators.

Government Office Properties

     Most U.S. Government office space requirements are managed by the General Services Administration ("GSA"). Most large GSA leases are written for initial terms of 10 to 20 years plus tenant renewal options totalling an additional 5 to 20 years. Many GSA leases, including leases for some of the Government Office Properties, permit the Government to terminate the lease by notices given any time after a so called "firm term." The weighted average remaining firm term for the Government Office Properties to be acquired by the Company is approximately eight years. From 1980 to September 1996 the amount of space leased by the GSA increased from 90 million square feet to 140 million square feet; during the same period the amount of GSA owned spaced increased from 139 million square feet to 146 million square feet. This increase in U.S. Government leased space occurred despite a declining civilian government work force, as federal civilian employment decreased approximately 9% from 2.2 million employees in 1980 to 2.0 million employees in 1995. The Company believes that the GSA's long term demand for leased space will continue to be strong as a result of federal budget pressures to limit capital expenditures and the need to use funds available for capital expenditures to modernize the GSA inventory of owned buildings, over half of which exceed 50 years of age. Based upon the Government's investments in tenant improvements to the Government Office Properties, the high cost of relocation and the stability of the missions and space requirements of the Government agencies which occupy these properties, the Company believes that there is a high probability of lease renewals for the Government Office Properties through their renewal options, and in many cases beyond those periods. Moreover, because of the locations of many of these properties and the high standards to which they have been developed, the Company believes it may be able to lease or sell most of these properties to commercial users in the event the Government terminates or fails to renew a lease. For all of these reasons the Company believes that its investment in the Government Office Properties and its possible investment in additional properties leased to Government agencies will be an appropriate diversification which will enable it to grow and stabilize its income.

Equity Investment In HPT

     The Company has invested $100 million and owns four million shares of HPT, which constitutes approximately 15% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT was organized by the Company in February 1995 as an outgrowth of the Company's relationship with Host Marriott Corporation and Marriott, which arose from the Company's investment in retirement communities which are leased to Marriott. In August 1995 HPT completed an initial public offering of shares and in April 1996 it completed a follow-on offering, raising a total of $593 million in gross equity capital in addition to the equity capital invested by the Company. HPT currently owns 53 Courtyard by Marriott[RegTM] hotels, 12 Wyndham Garden[RegTM] hotels and 18 Residence Inn by Marriott[RegTM] hotels. The HPT hotels are located in 27 states and contain 12,109 rooms. The Company receives dividends on its HPT shares at the current annual rate of $2.36 per share. The Company's financial reports include its share of HPT's operating results under the equity method of accounting. HPT shares are listed on the NYSE and, on March 13, 1997 the last reported sale price for HPT shares was $32 5/8 per share.

                               INVESTMENT POLICY

     In order to benefit from potential property appreciation, the Company prefers to own and lease properties rather than make mortgage investments. Approximately 91% of the Company's investments are in owned properties.

                             HRP Type of Investment
                             (dollars in millions)


Pie chart showing HRP properties by type of investment as follows (dollars in millions):
Owned and Leased* $1,558, 91% and Mortgages, $146, 9%.

----------

*Owned properties include the Company's equity investment in HPT. HPT owns all 83 of its hotels.

  Additional Security. In addition to ownership of leased properties and mortgage liens on mortgaged properties, certain of the Company's leases and mortgages contain additional security features. Generally, with respect to investments originated by the Company, each obligation to the Company of a tenant or mortgagor (other than the U.S. Government) is subject to cross default provisions with respect to all other obligations of that tenant or mortgagor to the Company and any collateral pledged by the tenant or mortgagor to the Company constitutes collateral for all obligations of that operator. Certain tenants/mortgagors have pledged additional collateral or provided corporate guarantees, security deposits and, in some cases, personal guarantees.

                               FINANCING POLICY

     The Company considers equity offerings when, in the Company's judgment, doing so will improve the Company's capital structure, while not materially adversely affecting the market value of its Shares or impeding the Company's ability to increase regularly its per share dividend rate. In addition to the use of equity, the Company utilizes short term and long term borrowings to finance investments and to pay operating expenses. The Company's unsecured senior indebtedness has been rated "investment grade" by Standard & Poor's Rating Services (BBB-), Moody's Investors Service, Inc. (Baa3) and Fitch Investors Service, L.P. (BBB+). When variable rate debt is used, the Company regularly purchases interest rate futures contracts to hedge against changes in interest rates. The Company's borrowing guidelines established in the Bank Credit Facility and by its Board of Trustees prohibit the Company from maintaining a debt to book capitalization ratio of greater than .50 to 1, except in certain limited circumstances. On March 13, 1997 the Company's debt to book capitalization ratio was .40 to 1. After completion of this Offering and the Government Office Properties acquisition, the Company estimates that its debt to book capitalization ratio will be approximately .25 to 1. As of March 13, 1997 approximately $211.7 million of the Company's total debt outstanding is represented by subordinated convertible debentures, convertible into Shares at $18.00 per Share. Upon conversion of these debentures, completion of this Offering and the acquisition of the Government Office Properties, the Company's adjusted pro forma debt to book capitalization ratio would be approximately .12 to 1. The Company may in the future choose to modify its debt to book capitalization guidelines. There can be no assurance that any debentures will be converted or that equity or debt capital will be available in the future on reasonable terms to fund the Company's operations or growth.

                   LEASE EXPIRATIONS AND MORTGAGE MATURITIES

     The following table sets forth the Company's revenues and percentage of total revenues from investments represented by leases and mortgages which expire or mature in the years 1997 through 2006 and thereafter for the Company's current investment portfolio, for the Government Office Properties and on a combined basis. All dollar amounts are in thousands.

                                 Current Portfolio      Government Office                          Percent of
Year                                 Revenues         Properties Revenues(1)    Total Revenues   Total Revenues
------------------------------- -------------------- ------------------------- ----------------- ----------------
1997   ........................       $ 3,318                 $   --                $ 3,318              1.7%
1998   ........................         7,311                  2,702                 10,013              5.0
1999   ........................         2,652                     --                  2,652              1.3
2000   ........................         4,481                  6,142                 10,623              5.3
2001   ........................         8,661                 12,886                 21,547             10.8
2002   ........................         4,231                  3,468                  7,699              3.9
2003   ........................         2,557                     --                  2,557              1.3
2004   ........................           367                  3,423                  3,790              1.9
2005   ........................        16,062                 12,163                 28,225             14.2
2006 and thereafter(2)   ......        89,060                 19,785                108,845             54.6
                                      --------                -------               --------           -----
Totals    .....................       $138,700                $60,569               $199,269             100%
                                      ========                =======               ========           =====

----------

(1) The Government Office Properties are leased on a modified gross lease basis. Most of the Company's other properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the Government Office Properties are not necessarily indicative of the net operating income from those properties and the combined revenues and combined percentage of total revenues are not necessarily indicative of the combined net operating income or Funds From Operations likely to be realized by the Company.


(2) Includes the Company's pro rata share of revenues of HPT. All of HPT's current leases expire after 2006. The Company reports income and funds from operations derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's revenues included above is an appropriate means to reflect the lease expirations in the Company's current investment portfolio.

                          THE LESSEES AND MORTGAGORS

     The Company's financial condition depends in large part upon the financial condition of its tenants and mortgagors. After the acquisition of the Government Office Properties, 85.2% of the Company's investments and 86.0% of the Company's revenues will be derived from properties leased or operated by the U.S. Government, publicly owned companies or investment grade rated not-for-profit entities.

                                 HRP's Tenants

                                                         Adjusted Pro Forma             Adjusted Pro Forma
Tenant Operator                                         Investment Portfolio            Annual Revenues(1)
-------------------------------------------------   ------------------------------- -----------------------------
                                                    Investment      % of Total      Revenues      % of Total
                                                    -------------   -------------   -----------   ------------
                                                                      (dollars in thousands)
U.S. Government
 --30 office buildings
 --1 VA clinic                                        $ 461,934           27.1%       $62,926          31.6%
Marriott
 --14 retirement communities
  with 3,932 units                                      325,521           19.1         27,644          13.9
Investment Grade Not-for-Profit Entities
 --2 medical office buildings
 --2 medical clinics                                     68,569            4.0          7,810           3.9
Other Public Companies(2)
 --104 nursing homes
 --1 retirement/assisted living facility
 --10 medical office buildings and laboratories
 --HPT investment                                       596,120           35.0         73,024          36.6
                                                      ----------        ------        --------       ------
 Total Investment Grade and Other
  Public Companies                                    1,452,144           85.2        171,404          86.0
Other Tenant/Operators
 --30 nursing homes
 --2 multi-tenant medical office buildings
 --9 retirement/assisted living facilities              252,302           14.8         27,864          14.0
                                                      ----------        ------        --------       ------
Totals                                                $1,704,446           100%       $199,268          100%
                                                      ==========        ======        ========       ======

----------

(1) Adjusted pro forma annual revenues are for the year ended December 31, 1996 and assume all acquisitions described in "Recent Developments," including with respect to certain Government Office Properties under development, all as described in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement, occurred on January 1, 1996. The Government Office Properties are leased on a modified gross lease basis. Most of the Company's other properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the Government Office Properties are not necessarily indicative of the net operating income from those properties and the combined revenues and combined percentage of total revenues are not necessarily indicative of the combined net operating income or Funds From Operations likely to be realized by the Company.


(2) Includes the Company's $100 million investment in HPT and the Company's pro rata share of HPT revenues. The Company reports income and funds from operations derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT revenues included here is an appropriate means to reflect its percentage of revenues derived from public companies as all of HPT's hotels are currently operated by affiliates of publicly-owned companies.

U.S. Government. The Company's investment in properties leased to the U.S. Government include the Government Office Properties to be acquired in part with the proceeds of this Offering plus one medical clinic in Boston, MA which is currently owned by the Company and leased to the U.S. Department of Veterans Affairs. Most of the Government Office Properties leases were undertaken by the GSA and assigned to other Government agencies including the Internal Revenue Service, the U.S. Department of Agriculture, the National Institute of Standards and Technology, U.S. Defense Information Systems, and the U.S. Department of Energy. All of these leases are general obligations of the U.S. Government.


Marriott International. Marriott is a NYSE-listed company with an equity market capitalization on March 13, 1997 of $6.5 billion. In addition to its retirement housing and assisted living properties, some of which are leased from the Company, Marriott owns and operates hotels and other business on a worldwide basis and has announced 1996 revenues of approximately $10.2 billion. Marriott has unconditionally guaranteed its lease obligations to the Company. Marriott's senior credit obligations are rated investment grade by Standard & Poors Ratings Services (A-) and Moody's Investors Services, Inc. (Baa1).


Investment Grade Not-For-Profit Entities. The Company leases two medical clinic buildings to Health Insurance Plan of Greater New York, a not-for-profit health maintenance organization. The Company also owns two medical office buildings in Boston, MA which are principally leased to affiliates of Boston's Beth Israel Hospital, Boston's Children's Medical Center and Harvard Community Health Plan, a Boston area not-for-profit health maintenance organization.


Other Public Companies. The Company's other publicly owned tenants and the principal stock exchanges on which their securities are traded are as follows:
Horizon/CMS Healthcare Corp. (NYSE: HHC); GranCare, Inc. (NYSE: GC); Community Care of America, Inc. (NASDAQ: CCAI); Sun Healthcare Group, Inc. (NYSE: SHG); Multicare Companies (NYSE: MUL); ARV Assisted Living, Inc. (NASD: ARVI); Integrated Health Services, Inc. (NYSE: IHS); Vencor, Inc. (NYSE: VC); Alliance Pharmaceutical Corp. (NASD: ALLP); Corvas International, Inc. (NASD: CVAS); Neurocrine Biosciences, Inc. (NASD: NBIX); Laboratory Corp. of America Holdings (NYSE: LH) and Unilab Corp. (AMEX: ULB). Also included in this category are the Company's investment in two laboratory and office buildings which are leased to Behring Diagnostics, Inc. which is a subsidiary of Hoechst AG, a German public company, and one medical office building which is leased to Canji, Inc., a subsidiary of Schering-
Plough Corporation (NYSE: SGP).

Other Tenant Operators. The Company's other tenants include 20 privately held nursing home and assisted living companies, and approximately 75 tenants including medical practice groups, clinics and pharmacies which lease space in multi-tenant medical office buildings.

                                  MANAGEMENT

     The Trustees and executive officers of the Company are as follows:

            Name                  Age                       Position
------------------------------   ------
Barry M. Portnoy                  51       Managing Trustee
Gerard M. Martin                  62       Managing Trustee
Bruce M. Gans, M.D.               50       Trustee
Rev. Justinian Manning, C.P.      70       Trustee
Ralph J. Watts                    50       Trustee
David J. Hegarty                  40       President, Chief Operating Officer and Secretary
Ajay Saini                        37       Treasurer and Chief Financial Officer


     Barry M. Portnoy was a founder and has been a Trustee of the Company since its organization in 1986. Mr. Portnoy also serves as a Managing Trustee of HPT. Mr. Portnoy has been a partner in the law firm of Sullivan & Worcester LLP since 1978.


     Gerard M. Martin was a founder and has been a Trustee of the Company since its organization in 1986. Mr. Martin also serves as a Managing Trustee of HPT.


     Bruce M. Gans, M.D. is president of the Rehabilitation Institute of Michigan, a speciality hospital affiliated with Wayne State University School of Medicine. Dr. Gans is also a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University School of Medicine and a Senior Vice President of the Detroit Medical Center.


     The Reverend Justinian Manning, C.P. has been, since September 1990, the pastor of St. Gabriel's parish in Brighton, MA. From 1984 until September 1990, he was the Treasurer of the Provincial Council of Passionist Provincialate. He is also on the Board of Directors of Charlesview, a low and moderate income housing program, and St. Elizabeth's Hospital Foundation. He is a past Treasurer and a former Director of St. Paul's Benevolent, Educational and Missionary Institute, a New Jersey corporation, which oversees foundations in Massachusetts, Connecticut, New York, Pennsylvania, Maryland, Florida and the Institute's Overseas Missions.


     Ralph J. Watts is President and Chief Executive Officer of Cardiovascular Ventures, Inc., a privately held company which develops, owns and operates outpatient cardiac catheterization laboratories and is engaged in physician practice management. Mr. Watts has held this position since 1992. From 1988 to 1992, Mr. Watts was President and Chief Executive Officer of Ramsay Health Care, Inc., a publicly owned company which owned and operated 18 hospitals in 13 states and had approximately 2,000 employees.


     David J. Hegarty is the President, Chief Operating Officer and Secretary of the Company. He has been employed by the Company in various capacities since 1987, prior to which he was an audit manager with Ernst & Young LLP. Mr. Hegarty is a certified public accountant.


     Ajay Saini is the Treasurer and Chief Financial Officer of the Company. Mr. Saini has been employed by the Company in various capacities since June 1990, prior to which he was a senior accountant with Ernst & Young LLP. Mr. Saini is a certified public accountant.

     Dr. Gans, Mr. Watts and Fr. Manning are the Company's Independent Trustees, that is Trustees who are not affiliated with any of the Company's lessees or mortgagors or with HRPT Advisors, Inc. (the "Advisor"). Under the Company's Declaration of Trust, a majority of the Company's Trustees will at all times consist of Independent Trustees. All major investment and policy decisions affecting the Company are made by the Board of Trustees. All day to day operations of the Company are conducted by the Advisor pursuant to an investment advisory contract. The Advisor is owned by Messrs. Portnoy and Martin. Messrs. Hegarty and Saini, as well as all other personnel involved in the Company's operations, are employees of the Advisor. The Advisor is paid an annual advisory fee calculated on the basis of total assets under management (.7% of the first $250 million, plus .5% of additional assets), and an annual incentive fee calculated on the basis of increases in operating cash flow per Share but not more than $.01 per Share times the weighted average Shares outstanding for the year. With respect to properties which are gross leased and/or occupied by multiple tenants, certain property management services, which are beyond the scope of the investment advisory contract, are provided under property management contracts by an affiliate of the Advisor. The Company believes that the fees paid for property management services (approximately 3% of gross revenues from the affected properties) are at or below the levels the Company would pay on an arms' length basis for similar services in the market generally. The advisory contract and the various property management contracts have all been approved on behalf of the Company by the Independent Trustees, and those contracts are subject to periodic review by the Independent Trustees. The Advisor currently owns approximately one million Shares, most of which were purchased in 1989. All incentive fees earned by the Advisor are paid in Shares. The Company believes that its total administrative costs are at or about industry averages.

                  FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

     The following description of certain Federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the Company's Annual Report on Form 10-K (the "Form 10-K"), which is incorporated herein by reference. Sullivan & Worcester LLP, Boston, MA, has rendered its opinion that the discussion in this section and in the Form 10-K in the sections captioned "Federal Income Tax Considerations" and "ERISA Plans, Keogh Plans and Individual Retirement Accounts" in all material respects is accurate and fairly summarizes the federal income tax and ERISA issues which are material to an investment in the Shares and the opinions of counsel referred to in those sections represent Sullivan & Worcester LLP's opinions on those subjects. Specifically, subject to qualifications and assumptions contained in its opinion and in the Form 10-K, Sullivan & Worcester LLP has opined to the effect (a) that the Company has been organized in conformity with the requirements for federal tax qualification as a REIT, has qualified as a REIT for its taxable years 1987 through 1996, and that the Company's current and currently anticipated investments and its current plan of operation will enable it to continue to meet the requirements for federal tax qualification and taxation as a REIT and (b) that, under the "plan assets" regulations promulgated by the Department of Labor under ERISA, the Shares are publicly offered securities and the assets of the Company will not be deemed to be "plan assets" under ERISA.


     The Company is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company's net income which is distributed as dividends to shareholders will be exempt from Federal taxation. Distributions to the Company's shareholders generally will be includable in their income; however, dividends distributed which are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of such shareholder's Shares. Approximately 24% of dividends distributed in calendar 1996 are expected to be treated as a return of capital.


     Shareholders should be aware that proposed United States Treasury Regulations were issued on April 22, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Shareholder (as defined in the Form 10-K in the section captioned "Federal Income Tax Considerations").

     Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Shareholder generally would be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Shareholder's entitlement to benefits under the treaty. The Proposed Regulations also would provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Shareholder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

     The Proposed Regulations also would, if adopted, alter the information reporting and backup withholding rules applicable to Non-U.S. Shareholders. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Shareholder would be subject to backup withholding and information reporting until the Company receives certification from such shareholder of non-U.S. status.


     The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The foregoing discussion is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.


     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title 1 of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its Shares. The Company believes that, under present law, its distributions do not create so called "unrelated business taxable income" to tax-exempt entities such as pension trusts, subject, however, to certain rules which may apply to a pension trust holding more than 10% of the Shares.


     EACH PROSPECTIVE PURCHASER OF THE SHARES OFFERED HEREBY IS ADVISED TO CONSULT HIS OR HER OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OFFERED HEREBY.

                   SPECIAL NOTE FOR UNITED KINGDOM PURCHASERS

     The Shares may not be offered or sold in the United Kingdom except (i) to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 and (ii) in compliance with all applicable provisions of the Financial Services Act 1986 with respect to offers and sales of the Shares in, from or otherwise involving the United Kingdom. In addition, this Prospectus Supplement and the Prospectus to which it relates may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the following respective number of Shares at the offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus Supplement.

                                                             Number of Shares
 Underwriter                                                  to be Purchased
------------------------------------------------------------ ------------------
Donaldson, Lufkin & Jenrette Securities Corporation   ......      2,021,000
Dean Witter Reynolds Inc.  .................................      2,021,000
A.G. Edwards & Sons, Inc.  .................................      2,021,000
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated  .............................................      2,021,000
NatWest Securities Limited    ..............................      2,021,000
PaineWebber Incorporated   .................................      2,021,000
Prudential Securities Incorporated  ........................      2,021,000
Salomon Brothers Inc    ....................................      2,021,000
Smith Barney Inc.    .......................................      2,021,000
Lehman Brothers   ..........................................        663,875
Arnhold and S. Bleichroeder, Inc.   ........................        663,875
Cruttenden Roth Incorporated  ..............................        663,875
D.A. Davidson & Co.  .......................................        663,875
Legg Mason Wood Walker Incorporated    .....................        663,875
McDonald & Company Securities, Inc.    .....................        663,875
Nesbitt Burns Securities Inc.    ...........................        663,875
Sands Brothers & Co., Ltd.    ..............................        663,875
                                                                 -----------
  Total  ...................................................     23,500,000
                                                                 ===========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Shares offered hereby (other than those covered by the over-allotment option described below) if any of such Shares are taken.


     The Company has been advised by the Underwriters that they propose to offer the Shares to the public at the offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price, less a concession not in excess of $.55 per Share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per Share to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters. The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus Supplement, to purchase up to 3,525,000 additional Shares at the same price per Share as the Company receives for the other Shares that the Underwriters have agreed to purchase.


     To the extent that the Underwriters exercise such option to purchase up to a total of 3,525,000 Shares, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Shares to be purchased by it shown in the above table bears to the total number of Shares shown in the above table, and the Company will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby. If purchased, the Underwriters will sell such additional Shares on the same terms as those on which the Shares are being offered.


     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Shares. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Shares in the open market to cover syndicate shorts or to stabilize the price of the Shares. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Shares in the Offering if the syndicate repurchases previously distributed

Shares in syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Shares offered hereby and subject to certain exceptions, it will not offer any Shares within the United States, its territories or possessions, or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit sale of the Shares offered hereby outside the United States. NatWest Securities Limited has further represented and agreed that: (a) it has not offered or sold and will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue and pass on, in the United Kingdom, any document that consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act 1986, to any person of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.


     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.


     The Company has agreed that it will not, and shall cause each of its Trustees, executive officers and affiliates (including the Advisor) to agree that such person will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares, or warrants to purchase Shares, for a period of 90 days after the date of the Underwriting Agreement, other than (i) the Shares offered hereby, (ii) Shares to be issued pursuant to the Company's Incentive Share Award Plan, (iii) Shares to be issued in connection with the Government Office Properties acquisition and
(iv) Shares to be issued upon conversion of the Company's outstanding convertible debentures.


     Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch & Co. have acted and are acting as financial advisors to the Seller in connection with the Government Office Properties acquisition and upon completion of the acquisition will be entitled to customary fees from the Seller.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Shares offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, MA and will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, NY. Sullivan & Worcester LLP has relied and Willkie Farr & Gallagher will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, MD. Sullivan & Worcester LLP has also given its opinion as to certain Federal income tax matters and certain ERISA considerations relating to the Company. See "Federal Income Tax and ERISA Considerations." Barry M. Portnoy, a partner in the firm of Sullivan & Worcester LLP, is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of the Advisor and a director and/or significant shareholder of certain lessees of the Company. Sullivan & Worcester LLP represents the Advisor, such lessees and certain of their affiliates on various matters. Willkie Farr & Gallagher is acting as counsel to the Seller in connection with the Government Office Properties acquisition.

                                    EXPERTS

     The consolidated financial statements of Health and Retirement Properties Trust for the year ended December 31, 1996 and the consolidated financial statements of Government Properties Investors, Inc. for the year ended December 31, 1996 appearing in the Company's Current Report on Form 8-K dated February 17, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. In addition to the places identified in the Prospectus under "Available Information" at which the registration statement with respect to the Shares offered hereby, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies obtained, the Commission maintains a web site where such reports, proxy statements and other information may be obtained at http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 as amended by the Company's Form 10-QA filed August 15, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; (iii) the Company's Current Reports on Form 8-K dated October 2, October 22 and November 1, 1996 and February 13, February 17, March 3 and March 14, 1997 and (iv) the consolidated financial statements of Marriott International, Inc. ("Marriott"), Commission File No. 1-12188, at and for the fiscal quarters ended March 22, 1996, June 14, 1996 and September 6, 1996 incorporated herein by reference from Marriott's Reports on Form 10-Q for the quarters ended March 22, 1996, June 14, 1996 and September 6, 1996. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Shares offered by the Company shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.


     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically requested or such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, MA 02158, Attention: Investor Relations, telephone (617) 332-3990.

                           FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.
                                 ------------

     THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                     HEALTH AND RETIREMENT PROPERTIES TRUST
               Unaudited Adjusted Pro Forma Financial Statements

     The following unaudited adjusted pro forma balance sheet at December 31, 1996 and unaudited adjusted pro forma statement of income for the year ended December 31, 1996 are intended to present the financial position and results of operations of the Company as if the transactions described in the Notes were consummated on December 31, 1996 and January 1, 1996, respectively. These unaudited adjusted pro forma financial statements should be read in connection with, and are qualified in their entirety by reference to, the separate financial statements of the Company and of the Seller of the Government Office Properties, each for the year ended December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated February 17, 1997 and the unaudited pro forma financial statements and other data of the Company for the year ended December 31, 1996, incorporated herein by reference to the Company's Current Report on Form 8-K dated March 14, 1997. These unaudited adjusted pro forma financial statements include adjustments for the results of certain properties which were being developed during 1996. See Notes J and M. No assurance can be given that these adjusted pro forma financial statements reflect the financial results which would have been realized if the development of these properties was completed as of December 31, 1996 or January 1, 1996. These unaudited adjusted pro forma financial statements are not necessarily indicative of the expected financial position or results of operations of the Company for any future period. Differences would result from, among other considerations, future changes in the Company's portfolio of investments, changes in interest rates, changes in the capital structure of the Company, delays in the acquisition of certain properties and changes in property level operating expenses.

                     Health and Retirement Properties Trust


                   Unaudited Adjusted Pro Forma Balance Sheet

                             (dollars in thousands)

                                                                                                              Adjusted
                                                                                                              Pro forma
                                                                      December 31,                           December 31,
                                                                        1996(A)           Adjustments           1996
                                                                      ---------------   ------------------   --------------
                                                           ASSETS
 Real estate properties, at cost:
   Land   .........................................................      $  93,522           $     83,928       $ 177,450
   Buildings and improvements  ....................................        912,217                362,428       1,274,645
                                                                         ---------           ------------       ---------
                                                                         1,005,739                446,356       1,452,095
   Less accumulated depreciation  .................................         76,921                     --          76,921
                                                                         ---------           ------------       ---------
                                                                           928,818                446,356 (B)   1,375,174
 Real estate mortgages receivable    ..............................        150,205                     --         150,205
 Investment in HPT    .............................................        103,062                     --         103,062
 Cash and cash equivalents  .......................................         21,853                 (9,811)(C)      12,042
 Interest and rent receivables    .................................         11,612                  4,436 (D)      16,048
 Deferred interest and finance costs, net and other assets   ......         13,972                 15,497 (E)      29,469
                                                                         ---------      -----------------       ---------
                                                                        $1,229,522           $    456,478      $1,686,000
                                                                         =========           ============       =========
                                            LIABILITIES AND SHAREHOLDERS' EQUITY
 Bank credit facility payable  ....................................      $ 140,000              $(105,811)(F)   $  34,189
 Mortgage debt payable   ..........................................             --                 46,694 (G)      46,694
 Senior notes and bonds payable, net    ...........................        124,385                     --         124,385
 Convertible subordinated debentures    ...........................        227,790                     --         227,790
 Accounts payable and accrued expenses  ...........................         18,319                 12,919 (H)      31,238
 Security deposits    .............................................          8,387                     --           8,387
 Due to affiliates    .............................................          2,593                     --           2,593
 Shareholders' equity:
  Preferred shares, par value $.01 per share; 50,000,000
   shares authorized; none issued   ...............................             --                     --              --
  Common shares of beneficial interest, par value $.01
   per share; 100,000,000 and 125,000,000 shares
   authorized and pro forma; 66,888,917 and 94,540,961
   shares issued and outstanding and pro forma  ...................            669                    276 (I)         945
  Additional paid-in capital   ....................................        795,263                502,400 (I)   1,297,663
  Cumulative net income  ..........................................        306,298                     --         306,298
  Dividends paid   ................................................       (394,182)                    --        (394,182)
                                                                         ---------           ------------       ---------
     Total shareholders' equity   .................................        708,048                502,676       1,210,724
                                                                         ---------           ------------       ---------
                                                                        $1,229,522           $    456,478      $1,686,000
                                                                         =========           ============       =========

                     Health and Retirement Properties Trust


                Unaudited Adjusted Pro Forma Statement of Income

                 (amounts in thousands, except per share data)

                                                                                                Adjusted
                                                               Historical                       Pro forma
                                                                  1996         Adjustments        1996
                                                               -------------   --------------   -----------
 Revenues:
   Rental income  ..........................................      $98,039          $   80,368(J)  $178,407
   Interest income   .......................................       22,144                 384(K)    22,528
                                                                  -------          -----------    --------
     Total revenues  .......................................      120,183              80,752      200,935
                                                                  -------          -----------    --------
 Expenses:
   Interest    .............................................       22,545               8,509(L)    31,054
   Operating expenses   ....................................        3,776              16,770(M)    20,546
   Depreciation and amortization    ........................       22,106              13,462(N)    35,568
   General and administrative    ...........................        7,055               3,175(O)    10,230
                                                                  -------          -----------    --------
     Total expenses  .......................................       55,482              41,916       97,398
                                                                  -------          -----------    --------
 Income before equity income and extraordinary item   ......       64,701              38,836      103,537
 HPT equity income   .......................................        8,860                  --        8,860
 Gain on HPT equity transaction  ...........................        3,603                  --        3,603
                                                                  -------          -----------    --------
 Income before extraordinary item   ........................       77,164              38,836      116,000
 Extraordinary item (early extinguishment of debt)    ......       (3,910)                 --       (3,910)
                                                                  -------          -----------    --------
 Net income    .............................................       73,254              38,836      112,090
 Add interest expense related to convertible bonds    ......        4,159              12,477(P)    16,636
                                                                  -------          -----------    --------
 Fully diluted net income  .................................      $77,413          $   51,313     $128,726
                                                                  =======          ===========    ========
 Funds from operations  ....................................      $99,106          $   52,266     $151,372
                                                                  =======          ===========    ========
 Fully diluted FFO   .......................................     $103,265          $   64,743     $168,008
                                                                  =======          ===========    ========
 Average Shares outstanding   ..............................       66,255              28,285(Q)    94,540
                                                                  =======          ===========    ========
 Fully diluted average Shares outstanding    ...............       69,124              38,071(Q)   107,195
                                                                  =======          ===========    ========
 Per Share data:
 Net income    .............................................      $  1.11          $     0.08     $   1.19
 Net income--fully diluted    ..............................         1.12                0.08         1.20
 FFO--primary  .............................................         1.50                0.10         1.60
 FFO--fully diluted  .......................................         1.49                0.08         1.57

                    Health and Retirement Properties Trust
           Notes to Unaudited Adjusted Pro Forma Financial Statements
                 (dollars in thousands, except per share data)


Balance Sheet Adjustments

A.  Represents the historical balance of the Company on December 31, 1996.

B. The merger transaction by which the Company expects to acquire the Government Office Properties (the "Transaction") will be accounted for as a purchase of assets. This adjustment represents the costs to acquire the Government Office Properties (excluding the property held for future disposition referred to in Note E below) and payment of costs to acquire one medical office building for $5,375 in 1997 as follows:

    Cash paid ..................................................... $317,139
    Debt assumed by the Company ............................,,,,,,,   46,694
    4.2 million Shares issued to the sellers   ..................     82,523
                                                                    --------
                                                                    $446,356
                                                                    ========


   Included in the Government Office Properties are (i) two properties the Company expects to purchase from third parties simultaneously with the consummation of the Transaction for an aggregate purchase price of approximately $22,515 and (ii) four properties currently under development (including three properties the Company expects to purchase subsequent to the closing of the Transaction), with respect to which the Company expects to spend approximately $31,172.


C. Represents net cash on hand expected to be used in connection with the Transaction and the costs to acquire one medical office building in 1997.


D. Represents accounts receivable for rent relating to the Government Office Properties to be acquired as part of the Transaction.


E. Represents other assets expected to be acquired as part of the Transaction including prepaid expenses ($1,750), minimum payment due to the Seller with respect to certain potential acquisitions ($8,000) and the value of one property held for future disposition ($5,747).


F. Represents proposed net borrowings under the Bank Credit Facility as follows:

 Repayment with proceeds from Offering  ............     $ (140,000)
 Drawings to partially fund the Transaction   ......         34,189
                                                         ----------
                                                         $ (105,811)
                                                         ==========


G. Represents financing secured by four of the Government Office Properties that is not expected to be paid at the closing of the Transaction.


H. Represents accounts payable, accrued expenses and deferred minimum acquisition fees assumed by the Company as part of the Transaction.


I.  Represents the following:

 Gross proceeds from the Offering (23,500,000 Shares at $18.875/Share)              $ 443,563
 Estimated expenses of the Offering   .................................               (23,410)
                                                                                    ---------
                                                                                      420,153
 Value of Transaction Shares (4,152,044 shares at $19.875/Share) ......                82,523
                                                                                    ---------
                                                                                    $ 502,676
                                                                                    =========
 Par value of Shares   ................................................             $     276
 Additional paid-in capital  ..........................................               502,400
                                                                                    ---------
                                                                                    $ 502,676
                                                                                    =========

                    Health and Retirement Properties Trust
    Notes to Unaudited Adjusted Pro Forma Financial Statements--(Continued)
                (dollars in thousands, except per share amounts)


                Statement of Income Adjustments
J.  Rent from Government Office Properties  ......   $59,969
    Rent from 1996 acquisitions    ...............    20,399
                                                     --------
                                                     $80,368
                                                     ========


   The Rent adjustments arising from the Government Office Properties acquisition and from the 1996 acquisitions assumes that all of these properties were acquired and that current contractual rents were in effect on January 1, 1996. Certain of the Government Office Properties were purchased by the Seller during 1996 and others are currently under development or contract. See Note B. For those properties, revenues represent annual contractual rent.


K. Represents interest income related to the Company's 1996 investments in mortgage loans plus historical interest income of the Seller offset by reduction in interest income related to the Company's 1996 real estate investments funded by cash on hand.


L. Represents interest expense related to that portion of the 1996 acquisitions financed with the Company's credit facility, and the Transaction related assumption of debt and net borrowings under the Bank Credit Facility. The assumed debt carries its contractual weighted average fixed rate of 7.76% and the Bank Credit Facility carries a rate based on LIBOR plus a spread equal to the rate which would have been payable during 1996 under current contract terms.


M. Certain of the Government Office Properties were purchased by the Seller during 1996 and others are currently under development or contract. See Note
    B. The property level operating expenses for such properties are established for purposes of this adjusted pro forma presentation as equal to the percentage of rents which is the same percentage of rents as was represented by property level operating expenses for the Government Office Properties which were owned and operated by the Seller during 1996. Moreover, during 1996 the Seller of the Government Office Properties had employed separate property management companies for certain of the Government Office Properties under separate fee arrangements; the Company expects to engage an affiliate of the Advisor to provide property management services for the Government Office Properties for a fee equal to three percent of rents from such properties; and accordingly operating expenses have been adjusted to reflect this change.


N. Represents the full year effect of the 1996 acquisitions and the Government Office Properties on depreciation expense:

 1996 acquisitions ..................    $4,402
 Government Office Properties  ......     9,060
                                         -------
                                         $13,462
                                         =======


O. Represents contractual full year increases in General and Administrative expenses which would arise from the Government Office Properties and the 1996 acquisitions as if they had occurred on January 1, 1996.


P. Represents difference between the net income for primary earnings per share calculation and the net income for fully diluted earnings per share calculation arising from interest expense and amortization of deferred financing costs related to the Company's subordinated convertible debentures.



Q. With regard to primary Shares, this adjustment represents the impact of this Offering, Shares issued partially to fund the Transaction and convertible debentures converted during 1996, all as if such Shares were issued on January 1, 1996. With regard to fully diluted Shares, this adjustment also reflects the impact of the Company's issuance of convertible subordinated debentures as were outstanding on December 31, 1996 as if such subordinated convertible debentures were issued on January 1, 1996.

IBC

The inside back cover contains color pictures of five Company properties captioned as follows:

Marriott International, Inc.          Torrey Pines Science Center
Stratford Court of Boca Raton         San Diego, CA
Boca Raton, FL                        163,057 Square Feet, Built 1985/86
349 Senior Living Units, Built 1994   Major Tenants:
                                      Alliance Pharmaceutical Corporation
                                      Neurocrine Biosciences Incorporated
                                      Corvas International
                                      Canji, Inc.

                                      The Prime Group, Inc.
                                      The Hallmark
                                      Chicago, IL
1295 Boylston Street                  341 Senior Living Units, Built 1990
Boston, MA
99,021 Square Feet, Built 1993        GranCare, Inc.
Major Tenants:                        La Mesa Care Center
Children's Medical Center             Yuma, AZ
Beth Israel Hospital                  128 Skilled Nursing Beds, Built 1985

===============================================================================

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. Neither this Prospectus Supplement nor the Prospectus constitutes an offer to sell or the solicitation of an offer to buy the Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.
                      ---------------------------------

                               TABLE OF CONTENTS

                                                         Page
                                                         ------
                     Prospectus Supplement
Summary  .............................................    S-3
Recent Developments  .................................    S-6
Distributions and Price Range of Shares   ............    S-9
Capitalization    ....................................   S-10
Use of Proceeds   ....................................   S-10
The Company    .......................................   S-11
Investment Policy ....................................   S-13
Financing Policy  ....................................   S-13
Lease Expirations and Mortgage Maturities ............   S-14
The Lessees and Mortgagors ...........................   S-15
Management  ..........................................   S-17
Federal Income Tax and ERISA Considerations ..........   S-18
Special Note for United Kingdom Purchasers ...........   S-19
Underwriting   .......................................   S-20
Legal Matters  .......................................   S-21
Experts  .............................................   S-21
Available Information   ..............................   S-22
Incorporation of Certain Information by
 Reference  ..........................................   S-22
Forward Looking Statements    ........................   S-23
Unaudited Adjusted Pro Forma Financial
 Statements ..........................................    F-1
                           Prospectus
Available Information   ..............................     ii
Incorporation of Certain Documents by
 Reference  ..........................................    iii
The Company    .......................................      1
Use of Proceeds   ....................................      1
Ratio of Earnings to Fixed Changes  ..................      1
Description of Debt Securities   .....................      1
Description of Shares   ..............................     12
Description of Preferred Shares  .....................     12
Description of Depository Shares .....................     18
Description and Warrants   ...........................     21
Limitation of Liability; Shareholder Liability  ......     22
Redemption; Business Combinations and
 Control Share Acquisitions   ........................     22
Plan of Distribution .................................     25
Legal Matters  .......................................     26
Experts  .............................................     26

===============================================================================


===============================================================================
                               23,500,000 Shares
                             HEALTH AND RETIREMENT
                               PROPERTIES TRUST


                                Common Shares of
                              Beneficial Interest

       ---------------------------------------------------------------

                    P R O S P E C T U S   S U P P L E M E N T

        ---------------------------------------------------------------
                          Donaldson, Lufkin & Jenrette
                             Securities Corporation
                           Dean Witter Reynolds Inc.
                           A.G. Edwards & Sons, Inc.
                              Merrill Lynch & Co.
                           NatWest Securities Limited
                           PaineWebber Incorporated
                       Prudential Securities Incorporated
                              Salomon Brothers Inc
                               Smith Barney Inc.

                                 March 14, 1997
===============================================================================